UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2013

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 20 February 2013

France Telecom-Orange reached its operating cash flow target of 8 billion euros in 2012 while increasing its investments

Despite heightened competitive pressure, France Telecom-Orange maintains its operating cash flow target of more than 7 billion euros for 2013

•

France made a positive contribution to this target due to the quality of its network, commercial offers and cost control:

-

Orange was ranked the best network by the French regulator ARCEP for the third consecutive year

-

after a difficult first half, the success of the new Sosh, Open and Origami segmented offers helped to stabilise the mobile market share at 37.3% (31 December 2012) and to regain a total mobile base of more than 27 million customers

-

the good performance on indirect expenses and commercial costs partially offset the increase in interconnection costs linked to voice and SMS/MMS traffic

•

France Telecom-Orange had 230.7 million customers at 31 December 2012, an increase of 3.0% year on year (+6.8 million net additions1), reflecting growth in mobile, with the customer base up 4.5%:

-

in France, the mobile customer base rose 0.4% in the year

-

in Europe (excluding France), the mobile customer base grew 0.4%1 and 4G was launched in six countries. In Spain, Orange was the market leader in mobile number portability in 2012 and mobile contracts rose 6.4%, while the fixed broadband customer base increased 10.3%

-

Africa and the Middle East had 81.6 million mobile customers at 31 December 2012, up 9.4% year on year (7.0 million net additions)

•

Consolidated revenues were 43.515 billion euros, a slight decrease of 0.6% on a comparable basis and excluding the impact of regulatory measures:

-

In France, the decline in mobile services revenues was limited to 0.9%. The national roaming contract signed with the new market entrant partially offset the impact of price decreases

-

in Europe (excluding France), revenues rose 0.9% with a 3.6% increase in Spain led by growth in fixed broadband and the rapid development of mobile Internet browsing

-

in Africa and the Middle East, revenue growth continued to be strong at 5.3%, led by Côte d’Ivoire and Guinea

1   Excluding the impact of the Swiss disposal.

•

Restated EBITDA was 13.785 billion euros. The EBITDA margin (31.7%) fell slightly by 1.6 percentage points due to direct cost savings (reduction of commercial expenses), the control of labour expenses, and the stabilisation of other indirect costs with savings achieved as part of the Chrysalid plan. Restated EBITDA for 2012 includes excess payroll costs in France of 40 million euros linked to the employer contribution based on profit sharing (forfait social) and the 122 million euro impact related to the European Commission's decision regarding the method of financing the retirement of civil servants at France Telecom

•

The Group share of net income was 3.387 billion euros in 2012 on a comparable basis, a 30.7% decrease in relation to the previous year (excluding the impact of the new Part-Time for Seniors agreement of -726 million euros after tax in 2012 and excluding the impairment of goodwill and assets of -1.841 billion euros in 2012 and -991 million euros in 2011). On a published basis, it was 820 million euros in 2012 compared to 3.895 billion in 2011

•

Capital expenditure (5.818 billion euros) rose 1.7% compared to 2011 on a comparable basis, led by investment in very high speed fixed (FTTH) and mobile (4G) broadband, which is accelerating, notably in France. The ratio of CAPEX to revenues was 13.4%

•

Operating cash flow (restated EBITDA - CAPEX) was 7.967 billion euros, consistent with the Group’s operating cash flow target for 2012 of close to 8.0 billion euros

•

Net debt was 30.545 billion euros at 31 December 2012. The restated ratio of net debt to EBITDA is 2.17, in line with the objective of returning to a net debt/EBITDA ratio of close to 2 by the end of 2014

Outlook for 2013: the Group confirms its operating cash flow target of more than 7 billion euros.

Several operational goals support this target, including the following priorities:

-

accelerating the transformation of the Group’s cost structure in order to reduce the cost base in 2013, and generate revenue growth in mobile data services of at least 10% for the Group,

-

France: stabilising market share in the mobile segment at a level above 35% and reaching 4G coverage of 30% of the population by the end of 2013. In the fixed segment, including the Livebox Play with at least 50% of all broadband sales, and doubling the optical fibre customer base,

-

Europe: marketing convergent offers in seven countries; launching at least six mobile network sharing programmes across the zone; increasing the Net Promoter Score in all countries,

-

Africa and the Middle East: reaching 8 million Orange Money customers and 12 million devices compatible with data services (+70%) by the end of the year; reduce the churn rate for mobile offers by 20%,

-

Enterprise: generating more than 30% growth in cloud computing over the course of the year; double digit revenue growth in emerging countries; improving customer satisfaction across the footprint.

The Group’s financial policy:

-

objective of returning to a net debt / EBITDA ratio of close to 2 by the end of 2014 in order to preserve the Group’s financial strength and investment capability,

-

in this context, the Group will pursue a policy of selective acquisition, focusing on possible consolidation operations in markets where the Group already operates,

-

payment of a minimum dividend of 0.80 euro per share for 2013. An interim dividend payment for 2013 of 0.30 euros per share will be paid in cash in December,

-

the Group confirms the payment of the balance of the dividend for 2012 of 0.20 euro per share to be paid in cash on 11 June 20132.

Commenting on the publication of the Group’s 2012 results, France Telecom-Orange Chairman and CEO Stéphane Richard said: “During a particularly turbulent 2012, the Group showed its resilience by achieving its financial targets, notably an operational cash flow of 8 billion euros. In addition, the Group continued to capitalise on its networks, with almost 6 billion euros of investments, and in particular it accelerated the rollout of optical fibre and 4G in France. The Group’s customer base surpassed 230 million globally, of which over 80 million are in Africa and the Middle East, an increase of 10% on a year earlier.

However, the economic situation and the continued price war in most European countries necessitated an acceleration in the Group’s transformation programme. The strengthening of our mobile offers will be bolstered by a more marked distinction between low-cost and higher-value models, providing customers with an unparalleled service, especially in the high-speed broadband segment. This will be supported by the Orange network, its coverage, speed and extensive reach throughout the country.

In addition to the national roaming agreement in France, as well as MVNO and network-sharing agreements, the Group will continue its policy of co-operating to improve returns on investment. In tandem, we will simplify our operations to adapt to changes in our French workforce, an effect that will be amplified by the new Part-Time for Seniors programme. All this enables me to confirm our operational cash-flow target of over 7 billion euros for 2013.”

2   Subject to approval by the Annual General Meeting of Shareholders.

key figures

•

full year data

In millions of euros	2012	2011 comparable basis	2011 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidation scope
Revenue	43 515	44 703	45 277	(2.7)%	(0.6)%	(3.9)%	0.5%	(1.7)%
Of which:
France	21 431	22 560	22 534	(5.0)%	(2.3)%	(4.9)%	-	0,1%
Spain	4 027	3 989	3 993	0.9%	3.6%	0.9%	-	(0,1)%
Poland	3 381	3 526	3 625	(4.1)%	(2.5)%	(6.7)%	(1.6)%	(1,2)%
Rest of World	8 281	8 164	8 795	1.4%	3.2%	(5.8)%	1.8%	(9,0)%
Enterprise	7 001	7 196	7 101	(2.7)%	(2.7)%	(1.4)%	1.5%	(0,1)%
International Carriers and Shared Services	1 623	1 585	1 610	2.4%	2.4%	0.8%	0.3%	(1,8)%
Eliminations	(2 229)	(2 317)	(2 381)	-	-	-	-	-
Restated EBITDA*	13 785	14 879	15 083	(7.4)%	(5.3)%	(8.6)%	0.2%	(1.6)%
in % of revenues	31.7%	33.3%	33.3%	(1.6) pts.	(1.6) pts.	(1.6) pts.	-	-
Of which:
France	7 834	8 699	8 654	(9.9)%	(7.2)%	(9.5)%	-	0,5%
Spain	951	840	839	13.3%	15.0%	13.3%	-	0,0%
Poland	1 156	1 238	1 274	(6.6)%	(6.8)%	(9.3)%	(1.0)%	(1,8)%
Rest of World	2 800	2 818	2 994	(0.6)%	1.0%	(6.5)%	1.5%	(7,4)%
Enterprise	1 177	1 291	1 283	(8.8)%	(8.8)%	(8.3)%	0.6%	0,1%
International Carriers and Shared Services	(133)	(6)	39	-	-	-	-	-
Eliminations	-	-	-	-	-	-	-	-
Operating income	4 063		7 948
Net income before minority interests	1 104		3 828
Net income attributable to equity owners of France Telecom SA	820		3 895
CAPEX (excluding GSM and UMTS licences)	5 818	5 720	5 770	1.7%		0.8%
in % of revenues	13.4%	12.8%	12.7%	0.6 pt.		0.6 pt.
Operating cash flow (restated EBITDA*- CAPEX)	7 967	9 160	9 313	(13.0)%		(14.5)%

		31 December 2012	31 December 2011
Net financial debt		30 545	30 890
Restated ratio of net financial debt / EBITDA**		2,17	2,09
* EBITDA restatements are described in appendix 5. ** The method of calculating the restated ratio of net financial debt to EBITDA is described in appendix 4.

•

quarterly data

	4th quarter 2012	4th quarter 2011	4th quarter 2011	change comparable basis	change excluding regulatory measures	change historical basis	of which change in foreign exchange	of which change in consolid. scope
In millions of euros		comparable basis	historical basis
Revenue	10 917	11 278	11 428	(3.2)%	(1.1)%	(4.5)%	1.0%	(2.3)%
Of which:
France	5 325	5 645	5 661	(5.7)%	(3.0)%	(5.9)%	-	(0,3)%
Spain	1 011	1 010	1 010	0.1%	2.5%	0.1%	-	(0,1)%
Poland	847	904	824	(6.3)%	(4.2)%	2.9%	9.9%	(0,1)%
Rest of World	2 090	2 052	2 292	1.9%	4.2%	(8.8)%	0.5%	(11,0)%
Enterprise	1 786	1 836	1 818	(2.7)%	(2.7)%	(1.8)%	1.2%	(0,2)%
International Carriers and Shared Services	415	414	423	0.1%	0.1%	(2.1)%	0.2%	(2,4)%
Eliminations	(558)	(583)	(600)	-	-	-	-	-
Restated EBITDA*	3 135	3 438	3 472	(8.8)%	(6.5)%	(9.7)%	0.8%	(1.7)%
in % of revenues	28.7%	30.5%	30.4%	(1.8) pts.	(1.7) pts.	(1.7) pts.
CAPEX (excluding GSM and UMTS licences)	2 118	2 021	2 039	4.8%		3.9%	0.9%	(1.7)%
in % of revenues	19.4%	17.9%	17.8%	1.5 pts.		1.6 pts.
Operating cash flow (restated EBITDA* – CAPEX)	1 018	1 417	1 433	(28.2)%		(29.0)%
* EBITDA restatements are described in appendix 5.

*

*        *

The Board of Directors of France Telecom SA met on 19 February 2013 and examined the Group’s financial statements.

The Group’s statutory auditors audited these financial statements, and the audit reports pertaining to their certification are in the process of being issued.

More detailed information is available on the France Telecom-Orange website:

www.orange.com

comments on key Group figures

revenues

The France Telecom-Orange group revenues were 43.515 billion euros in 2012, a decrease of 2.7% on a comparable basis.

Excluding the impact of regulatory measures (-916 million euros), the Group’s revenues declined slightly, by 0.6%, in comparison with the previous year. The impact of increased competitive pressure in European countries, notably in France, was partially offset by the strong growth of operations in Africa and the Middle East (+5.3%) and in Spain (+3.6%).

In the fourth quarter of 2012, Group revenues were 10.917 billion euros, a decline of 3.2% on a comparable basis. Excluding the impact of regulatory measures (-243 million euros), the decline was 1.1%, the same as in the third quarter, after falling 0.1% in the first half.

Changes in revenues by location, excluding the impact of regulatory measures, were as follows:

•

in France, mobile services3 revenues fell slightly, by 0.9%, over the year: the growth of Internet browsing and the development of national roaming largely offset the downturn of voice and SMS revenues from Orange customers, marked by the redesign of the Sosh, Open and Origami segmented offers. The mobile market share stabilised at 37.3% at 31 December 2012. At the same time, fixed broadband revenues rose 5.2%, with a broadband market share estimated at 24% for the year (20.4% in the fourth quarter);

•

in Spain, revenues grew 3.6%, led both by mobile (+2.4%), with the rapid growth of Internet browsing and the growth in the number of contract customers, and by fixed services (+8.8%), with the strong development of triple-play ADSL offers;

•

in Poland, mobile growth was limited to 0.3% for the year, marked by price cuts in the second half (revenues were down 2.3% in the fourth quarter). Fixed services improved, with the decline limited to 2.9% in 2012 compared to a decline of 6.4% in 2011, in particular due to the development of business services;

•

Rest of World segment: solid growth of 5.3% in Africa and the Middle East in 2012 was led by the recovery in Côte d’Ivoire, the improvement in Egypt and continued growth in Guinea, Cameroon, Senegal and Niger. Europe increased 1.3% with growth in every country in the zone except for Slovakia, impacted by the overhaul of its mobile offers;

•

Enterprise segment: a decline of 2.6% in 2012, excluding equipment sales, was at the same pace as that of the previous year. The downward trend of traditional services was partially offset by the growth of other operations, particularly internationally.

On an historical basis, 2012 revenues fell 3.9% compared to 2011, including:

-

the impact of changes in the consolidation perimeter (-1.7 percentage points), mainly with the sale of Orange Switzerland (29 February 2012), the sale of TP Emitel in Poland (22 June 2011), and the acquisition of the mobile operator CCT in the Democratic Republic of the Congo (20 October 2011);

-

the favourable impact of foreign exchange (+0.5 percentage points): the decrease of the Polish zloty was more than offset by the increase of other currencies, in particular the US dollar, the Egyptian pound, the Jordanian dinar, the Dominican peso and the Swiss franc.

3   See glossary.

customer base growth

The Group had 230.7 million customers (excluding MVNOs) at 31 December 2012, a 2.3% increase in relation to 31 December 2011, with 5.2 million net additions in one year. Excluding the impact of the Swiss disposal, the number of the Group’s customers grew 3.0%, with 6.8 million net additions in one year, reflecting the development of mobile services in Africa and the Middle East.

In mobile services (excluding MVNOs), the Group had 172.4 million customers at 31 December 2012, an increase of 4.5% year on year, excluding the impact of the Swiss disposal (7.4 million net additions):

-

Africa and the Middle East had 81.6 million customers at 31 December 2012, an increase of 9.4% (7.0 million net additions). Orange Money, now marketed in thirteen African and Middle Eastern countries, had 5.6 million customers at 31 December 2012;

-

in France, the mobile customer base improved significantly, with 552,000 additional customers in the fourth quarter after an increase of 317,000 customers in the third quarter, offsetting the downturn reported in the first half, thanks to the success of the new segmented Sosh, Open and Origami offers. In all, France had a mobile customer base of 27.2 million customers at 31 December 2012, a year-on-year increase of 0.4% (+100,000 customers). The number of contract customers increased 1.3% to 19.7 million, while the number of prepaid offer customers declined 2.0% to 7.5 million;

-

other regions (63.6 million customers at 31 December 2012) also contributed to the growth of the Group’s customer base with a 0.5% increase year on year (+325,000 customers) excluding the impact of the Swiss disposal, notably Poland (+237,000), Spain (+176,000), Moldavia (+162,000) and the Dominican Republic (+108,000), while the United Kingdom lost 343,000 customers. Contracts represented 52% of the mobile customer base in the other regions at 31 December 2012, an increase of 4.4% year on year.

There were 14.9 million fixed broadband customers at 31 December 2012, an increase of 3.4% year on year with 485,000 additional customers, including 295,000 in France and 131,000 in Spain. Added to this was the growth reported in Slovakia, Egypt and Jordan. Fixed broadband subscribers included 234,000 optical fibre customers at 31 December 2012, of which 176,000 were in France and 56,000 were in Slovakia.

In Europe, digital TV (IPTV and satellite) rose 15.0% with 5.9 million subscribers at 31 December 2012 (770,000 net additions in one year), mostly in France and Poland, but also in Slovakia and Spain.

Restated EBITDA

Restated EBITDA was 13.785 billion euros in 2012 in contrast to 14.879 billion euros in 2011, a decline of 7.4% on a comparable basis. Excluding regulatory measures (-316 million euros), the downturn was 5.3%.

The ratio of restated EBITDA to revenues was 31.7%, a slight decline of 1.6 percentage points in comparison with 2011, mainly due to:

-

the reduction in commercial expenses and content purchases (-2.6%), reflecting in particular the optimisation of mobile handset subsidies in France and Spain, and the development of SIM-only offers;

-

the controlling of labour expenses, with the increase limited to 1.7% for the year4. The average number of full time equivalent employees was 163,545 in 2012, as contrasted with 165,001 in 2011, on a comparable basis. The annual trend reflects the optimisation of the Group’s cost structure with a reduction of 1,456 full time equivalents year on year (-0.9%) despite the internalisation of the Oviedo call centre in Spain (impact of +344 full time equivalents in 2012);

-

the deployment of the Chrysalid plan aimed at improving operational efficiency, which achieved total savings of 718 million euros in 2012, including 655 million euros on operating expenses and 63 million euros on capital expenditure.

Changes in ratios of operating expenses to revenues, on a comparable basis, were as follows:

-

the ratio of commercial expenses and content purchases was 15.5%, the same as in 2011;

-

the ratio of service fees and inter-operator costs was 12.6%, an improvement of 0.4 percentage points. The decrease in call termination rates and roaming tariffs (favourable impact of 600 million euros) was partially offset by the growth in traffic exchanged with other operators, particularly SMS traffic;

-

the ratio of (restated) labour expenses was 20.8%, an increase of 1.2 percentage points in relation to the previous year, of which 0.4 percentage points corresponded to the 122 million-euro expense linked to the European Commission decision made in December 2011 and to the impact of the increase in the employer contribution based on profit sharing since 1 August 2012;

-

The ratio of other expenses to revenues was 19.4%, an increase of 0.8 percentage points in relation to the previous year due to the reduction in revenues.  All other (restated) expenses remained essentially stable: the increase in energy and lease expenses was offset by the reduction in overheads and restructuring costs.

operating income

Group operating income was 4.063 billion euros in 2012, a decrease of 3.885 billion euros (-48.9%) on an historical basis, including -929 million euros from the effect of changes in the consolidation perimeter and a foreign exchange impact of -20 million euros. Changes in other items on a comparable basis were as follows:

-

the decline in EBITDA5 (-2.235 billion euros), chiefly corresponding to the decrease in revenues (-1.188 billion euros) and the impact of the new agreement on the Part-Time for Seniors plan signed in December 2012 (provision of 1.107 billion euros);

-

the increase in the impairment of goodwill and assets (-835 million euros on a comparable basis) linked in particular to the impairments recognised in 2012 in Poland (-889 million euros), Egypt (-400 million euros) and Romania (-359 million euros);

-

changes in the share of income from associates (-164 million euros).

These unfavourable items were partially offset by the reduction in depreciation and amortisation charges (+298 million euros on a comparable basis).

4   Excluding the expense of 122 million euros related to the European Commission decision of December 2011 regarding the method of funding the retirement of civil servants assigned to France Telecom-Orange, and excluding the impact (40 million euros) of the increase in the employer contribution based on profit sharing, a tax to be paid by the employer, for which the rate rose from 8% to 20% on August 1, 2012.

5   Non-restated EBITDA. EBITDA restatements are described in appendix 5.

net income

The France Telecom-Orange group consolidated net income was 1.104 billion euros in 2012, compared to 3.828 billion euros in 2011, a decrease of 2.724 billion euros. The decline in operating income (-3.885 billion euros) was partially offset by:

-

the improvement in net financial income (+305 million euros), mostly tied to the revised financial parameters for the acquisition price of ECMS shares from OTMT and for the free float, which generated financial income of 272 million euros in 2012; and

-

the reduction in corporate income tax (+856 million euros) which in 2012 was due to the recognition of a deferred tax rebate related to the new Part-Time for Seniors agreement in France and to the revaluation of deferred tax assets in Spain.

The Group’s share of net income was 820 million euros in 2012, compared with 3.895 billion euros in 2011. Excluding the impact of the new Part-Time for Seniors agreement (-726 million euros after tax in 2012) and excluding the impairment of goodwill and assets (-1.841 billion euros in 2012 and -991 million euros in 2011), the Group’s share of net income was 3.387 billion euros in 2012, a 30.7% decrease on a comparable basis compared to 2011.

CAPEX

CAPEX in 2012 was 5.818 billion euros, an increase of 1.7% on a comparable basis in relation to the previous year, reflecting:

-

the development and adaptation of the mobile network in Spain to support the growth in usages;

-

the reinforcement of Orange’s leadership in networks with the acceleration of capital expenditure programmes in very high speed networks in France (optical fibre and 4G mobile network).

The ratio of CAPEX to revenues was 13.4% in 2012.

Investment in networks represented 55% of the Group’s CAPEX in 2012, an increase of 1.4% with the development of strategic projects, in particular:

-

in France, the ramp-up of optical fibre deployment, the acceleration of CAPEX in very high-speed mobile 4G and increased investment in other mobile network capacities;

-

in Spain, the continuation of mobile network transformation programmes, notably the renewal of the access network and the increased investments in capacity;

-

in the Rest of World segment, the renewal of the mobile access networks in the principal European subsidiaries to improve the quality of service and reduce energy costs, and the commercial launch of 3G in the Congo and of 4G in Moldova, Romania, Luxembourg and the Dominican Republic;

In 2012, two major high-speed submarine cables serving Africa were delivered: LION2 on the eastern coast, which entered into service on 12 April, and ACE on the western coast, which entered into service on 19 December.

Investment in information technology (21% of total CAPEX in 2012) rose 4.6%, in particular with the ongoing transformation programmes in France (redesign of the commercial system and convergence of information systems for fixed, mobile and Internet services).

CAPEX on service platforms also increased with the development of new growth engines such as Orange Money in Africa and in the Middle East.

operating cash flow

Operating cash flow, which corresponds to restated EBITDA minus CAPEX6, was 7.967 billion euros in 2012. This is in line with the Group’s target for 2012 of close to 8.0 billion euros in operating cash flow.

net financial debt

France Telecom had net financial debt of 30.545 billion euros at 31 December 2012, a reduction of 345 million euros in relation to net financial debt at 31 December 2011. The main elements of the change in net financial debt in 2012 are presented in appendix 4.

The restated ratio of net debt to EBITDA7 was 2.17 at 31 December 2012, in line with the objective of returning to a net debt to EBITDA ratio of close to 2 at the end of 2014.

changes to portfolio of operations

In 2012, France Telecom-Orange continued to pursue its international development strategy to develop its growth potential with changes to the shareholders’ agreement relating to ECMS in Egypt and the increase in the Group’s equity interest in that company.

In Spain, Orange reinforced its presence on the mobile market with the acquisition in December 2012 of 100% of Simyo, a mobile virtual network operator held until then by KPN.

The Group also finalised the disposal of its operations in Switzerland (early 2012) and in Austria (early 2013).

Finally, on 15 February 2013 Sonae and France Telecom-Orange signed a put and call-option agreement regarding France Telecom’s full participation of 20% in Sonaecom, a telecoms operator in Portugal. Sonae is already the majority shareholder in Sonaecom with more than 53.17%.

These transactions gave shape to the Group's strategy of optimising its asset portfolio.

2012 dividend

Taking into account the interim dividend payment of 0.58 euros on 12 September 2012 (which is 0.60 euros minus the additional contribution of 3% on the dividends distributed), the Board of Directors will recommend to the Annual General Meeting of Shareholders of 28 May 2013 the payment of a dividend of 0.20 euros per share, to be paid in cash on 11 June 20138.

6   See appendix 5 (analysis of consolidated EBITDA) and appendix 8 (glossary).

7   The method of calculating restatements of net financial debt / EBITDA is described in appendix 4.

8   The ex-dividend date is 6 June 2013; the record date is 10 June 2013.

review by business segment

France

In millions of euros	period ended 31 December
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis

Revenue	21 431	22 560	22 534	(5.0)%	(4.9)%
Adjusted EBITDA	7 834	8 699	8 654	(9.9)%	(9.5)%
Restated EBITDA / Revenues	36.6%	38.6%	38.4%
CAPEX	2 712	2 620	2 619	3.5%	3.6%
CAPEX / Revenues	12.7%	11.6%	11.6%
Restated EBITDA – CAPEX	5 122	6 080	6 035	(15.8)%	(15.1)%

In France revenues were 21.431 billion euros in 2012, a 5.0% decrease on a comparable basis. Excluding the impact of regulatory measures (-615 million euros), there was a 2.3% decline.

Revenues from Personal Communication Services decreased 2.2% on a comparable basis to 10.686 billion euros. Excluding the impact of regulatory measures (-566 million euros), revenues from mobile services9 fell 0.9%: the growth of Internet browsing and the development of national roaming largely offset the downturn of voice and SMS usage by Orange customers, linked to the overhaul of tariffs on the Sosh, Open and Origami segmented offers. As expected, ARPU10 declined 10% over the full year 2012.

The total mobile customer base (contracts and prepaid offers, excluding MVNOs) stood at 27.190 million customers at 31 December 2012, a 0.4% year-on-year increase linked to the recovery in contract numbers that began in June, thanks to the successful new segmented offers. Over the year, 252,000 contract customers were added (net of terminations) to reach a total of 19.704 million customers at 31 December 2012. Contracts represented 72.5% of the total customer base (+0.7 percentage point year on year). The Sosh online offers had 794,000 customers at 31 December 2012, while the Open quadruple-play offers had 3.038 million customers on the same date. Prepaid offers registered a decline of only 2.0% for the year: a fourth quarter recovery (320,000 net additions) after the third quarter’s stabilisation of the customer base (decrease limited to 3,000 customers) partially offset the sharp drop in the first half (-468,000 customers) thanks to the new Mobicarte offers marketed in August.

Revenues from Home Communication Services decreased 4.0% on a comparable basis to 12.375 billion euros. Excluding the impact of regulatory measures (-136 million euros), the decline was 2.9%, reflecting the downward trend in traditional telephone services11 (-15.0%).

Revenues from fixed broadband services rose 5.2%:

-

fixed broadband had 295,000 net additions in 2012, including 81,000 for optical fibre, whose development accelerated over the course of the year. The broadband market share was estimated at 20.4% in the fourth quarter and at 24% for the full year. The fixed broadband customer base rose 3.1% year on year to 9.893 million subscribers at 31 December 2012 (including 176,000 optical fibre customers);

-

the digital TV customer base increased 15.8% year on year, with 5.067 million customers at 31 December 2012;

-

fixed broadband ARPU12 increased 2.2%, with the impact of price cuts more than offset by the growth of content sales, by the improved customer base mix with the spread of optical fibre, and by the growing share of ADSL subscribers connected with naked ADSL13 (57.7% at 31 December 2012, +7.6 percentage points year on year).

9    See glossary.

10  See glossary.

11  Subscriber lines and communications.

12  See glossary.

13  See glossary.

Revenues from Carrier Services fell 0.3% on a comparable basis. Excluding the impact of regulatory measures (-126 million euros), revenues rose 2.6% due to the increasing number of telephone lines sold to other carriers (+10.1% year on year, 12.577 million lines at 31 December 2012).

fourth quarter 2012

France reported revenues of 5.325 billion euros, a 5.7% decrease on a comparable basis. Excluding the impact of regulatory measures (-154 million euros), the decline was 3.0%, after falling 2.4% in the third quarter and 2.0% in the first half.

Personal Communication Services declined 4.1% on a comparable basis to 2.667 billion euros, after falling 2.3% in the third quarter and 1.1% in the first half. Revenues from mobile services14 fell 2.6% excluding the impact of regulatory measures (-147 million euros), after declining 1.0% in the third quarter and rising 0.1% in the first half.

Revenues from Home Communication Services declined 2.0%, to 3.113 billion euros excluding the impact of regulatory measures (-27 million euros), after falling 3.1% in the third quarter and 3.3% in the first half.

In France, restated EBITDA was 7.834 billion euros in 2012, a reduction of 865 million euros (-9.9%) on a comparable basis, linked mostly to the impact of regulatory measures on EBITDA (-259 million euros) and to the decrease in revenues (-514 million euros, excluding the impact of regulatory measures).

Excluding regulatory measures, the reduction of commercial expenses for mobiles services, generated by the optimisation of handset subsidies and by the growth of SIM-only packages, partially offset the increase in other direct costs (in particular the increase in volumes of services fees and inter-operator costs). Indirect costs remained essentially stable compared with the previous year.

CAPEX in France was 2.712 billion euros in 2012, an increase of 3.5% in relation to the previous year on a comparable basis. CAPEX rose significantly in optical fibre and in very high-speed mobile 4G. In addition to this there were:

-

investments in the mobile network to support the growth in data volumes and to prepare for fourth generation services (LTE);

-

investments in information systems to meet the challenges of improving service quality and renovating the distribution information system.

These changes were offset by the decrease in capital spending related to the Livebox and TV decoders through process optimisation and recycling.

14  See glossary.

Spain

In millions of euros	period ended 31 December
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis

Revenue	4 027	3 989	3 993	0.9%	0.9%
Adjusted EBITDA	951	840	839	13.3%	13.3%
Restated EBITDA / Revenues	23.6%	21.0%	21.0%
CAPEX	473	405	405	16.9%	16.9%
CAPEX / Revenues	11.8%	10.2%	10.1%
Restated EBITDA – CAPEX	478	435	434	10.0%	10.0%

Spain reported revenues of 4.027 billion euros in 2012, an increase of 0.9%. Excluding the impact of regulatory measures (-100 million euros), revenues rose 3.6% in comparison with 2011.

Personal Communication Services reported growth of 2.4% to 3.262 billion euros, excluding the impact of regulatory measures (-100 million euros), reflecting:

-

the steady increase in the number of contracts, +6.4% year on year (+484,000 customers) with 8.1 million contracts at 31 December 2012. At that date, contracts represented 68.4% of the total customer base, in contrast to 65.3% one year earlier (+3.1 percentage points in one year). Orange Spain was the market leader in mobile number portability15 in 2012;

-

the strong revenue growth in data services excluding SMS (+41%), with the rapid development of Internet browsing. The number of subscriptions to offers including Internet browsing grew 69% year on year to 5.0 million users at 31 December 2012;

-

the development of hosted MVNOs, whose customer base rose 20.9% year on year to reach 1.8 million customers at 31 December 2012.

These positive items were partially offset by the downturn in voice and SMS services, linked in particular to the lower volumes exchanged in a particularly difficult economic environment.

Revenues from Home Communication Services rose 8.8% on a comparable basis to 765 million euros, led by strong growth in fixed broadband services (+14.1%). The number of ADSL subscribers rose 10.3% year on year to 1.396 million customers at 31 December 2012, while ARPU rose 2.0% over the year with the growing share of totally unbundled ADSL subscribers (67.7% of the total customer base at 31 December 2012, an increase of 6.3 percentage points in one year) and the growth of Voice over IP.

fourth quarter 2012

Revenues in Spain were 1.011 billion euros, an increase of 0.1%. Excluding the impact of regulatory measures (-23 million euros), revenues rose 2.5%, largely on strong fixed broadband revenue development (+10.3%), while mobile revenues increased 1.2%.

Restated EBITDA in Spain was 951 million euros in 2012, an increase of 13.3% (+112 million euros). The restated EBITDA margin was 23.6%, an improvement of 2.6 percentage points in relation to 2011, mainly due to revenue growth, the drop in commercial expenses, and the decrease in service fees and inter-operator costs due to call termination price cuts decided by the regulator.

CAPEX in Spain increased 16.9% to 473 million euros in 2012 in comparison with 2011 (+68 million euros), reflecting the growth of investments in capacity and mobile network transformation, in particular the replacement of the mobile access network designed to improve service quality and reduce energy costs.

15  See glossary

Poland

In millions of euros	period ended 31 December
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis

Revenue	3 381	3 526	3 625	(4.1)%	(6.7)%
Adjusted EBITDA	1 156	1 238	1 274	(6.6)%	(9.3)%
Restated EBITDA / Revenues	34.2%	35.1%	35.1%
CAPEX	558	610	627	(8.5)%	(11.0)%
CAPEX / Revenues	16.5%	17.3%	17.3%
Restated EBITDA – CAPEX	598	628	647	(4.8)%	(7.6)%

Revenues in Poland fell 4.1% on a comparable basis to 3.381 billion euros in 2012. Excluding the impact of regulatory measures (-60 million euros), the annual change was -2.5%.

Revenues from Personal Communication Services decreased 3.0% on a comparable basis to 1.787 billion euros. Excluding the impact of regulatory measures (-59 million euros), the annual change was +0.3%: the increase in incoming calls and the rapid development of Internet browsing were offset by the decline in revenues from voice services related to price decreases. The total mobile services customer base (14.895 million customers at 31 December 2012, excluding MVNOs) rose 1.6%, led by a 3.9% increase in prepaid offers (7.984 million customers at 31 December 2012).

Revenues from Home Communication Services declined 3.2% on a comparable basis (-2.9% excluding the impact of regulatory measures) to 1.873 billion euros. The decrease in traditional telephone services (-18% for the year) was partially offset by:

-

the growth of business services with the development of ICT16;

-

the growth of fixed broadband revenues (+2%), led by the increase in ARPU17 due to the development of triple-play. The number of VoIP customers more than doubled in one year (394,000 customers at 31 December 2012) and the number of digital TV customers grew 11.0% (706,000 customers at 31 December 2012). The number of fixed broadband services customers remained stable over the year, with 2.345 million customers at 31 December 2012.

16  Information and Communication Technologies (sale and installation of equipment).

17  See glossary.

fourth quarter 2012

Revenues in Poland fell 6.3% on a comparable basis to 847 million euros. Excluding the impact of regulatory measures (-20 million euros), revenues fell 4.2% in the fourth quarter, after falling 3.4% in the third quarter. Personal Communication Services declined 2.3% excluding the impact of regulatory measures, after falling 0.7% in the third quarter under the impact of price cuts, while the decline in Home Communication Services was limited to 2.4% after falling by 3.7% in the third quarter, thanks to the improvement in fixed broadband, which rose 7.6% after rising 3.7% in the third quarter. Orange Poland remains the leader in the value mobile market with an estimated market share of 29.0% in the fourth quarter 2012.

Restated EBITDA in Poland (1.156 billion euros in 2012) decreased 6.6% on a comparable basis (-82 million euros) due to the decline in revenues, partially offset by:

-

the reduction in service fees and inter-operator costs due to the call termination price cuts decided by the regulator,

-

the decrease in overheads through cost optimisation programmes, and

-

the reduction of restructuring costs.

CAPEX in Poland (558 million euros in 2012) fell 8.5% on a comparable basis following significant spending in 2011 on the fixed broadband programme. At the end of 2012, 1.026 million ADSL lines had been built or upgraded to higher speeds. The initial investments in the network-sharing project improved the quality of the mobile network service, in particular outdoor 3G radio coverage, which went from 62% of the population at 31 December 2011 to 69% at 31 December 2012.

Rest of World

In millions of euros	period ended 31 December
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis

Revenue	8 281	8 164	8 795	1.4%	(5.8)%
Adjusted EBITDA	2 800	2 818	2 994	(0.6)%	(6.5)%
Restated EBITDA / Revenues	33.8%	34.5%	34.0%
CAPEX	1 308	1 365	1 409	(4.1)%	(7.2)%
CAPEX / Revenues	15.8%	16.7%	16.0%
Restated EBITDA – CAPEX	1 492	1 453	1 585	2.6%	(5.9)%

Revenues in the Rest of World segment declined 5.8% to 8.281 billion euros in 2012 on an historical basis due to changes in the consolidation perimeter18 (-9.0 percentage points), partially offset by the favourable impact of foreign exchange (+1.8 percentage points).

On a comparable basis and excluding the impact of regulatory measures (-140 million euros), revenues in the Rest of World segment grew 3.2% in 2012:

-

in Africa and the Middle East, revenue growth (+5.3%) was led by Côte d’Ivoire (+24.3% after significantly deteriorating in 2011), Egypt (+1.5%), Guinea (+47.3%), Cameroon (+7.4%), Senegal (+2.5%) and Niger (+25.2%). The mobile services customer base in the Africa and Middle East zone rose 9.4% year on year to 81.582 million customers at 31 December 2012, representing 7.0 million net additions. The principal contributors were: Mali (+2.1 million), Cameroon (+1.1 million), Senegal (+1.0 million), Egypt (+0.9 million) and Guinea (+0.5 million). In addition, Orange Money, now marketed in thirteen countries in Africa and the Middle East, had 5.6 million customers at 31 December 2012, an increase of 2.4 million customers year on year (+74%);

-

in Europe, revenues rose 1.3% on the rapid growth of mobile Internet browsing and increased sales of smartphones, partially offset by the decline in voice revenues due to the overhaul of mobile services offers in most countries. Revenues in Belgium rose 3.2%, while Romania confirmed its improvement at 0.8% for the year after falling 1.8% in the second half of 2011. Slovakia continued to see the impact of price cuts, with revenues down 5.0%.

Excluding the impact of the Orange Switzerland disposal, the mobile services customer base in the Europe zone (20.583 million customers at 31 December 2012) rose 0.8% year on year, led by the 5.0% growth in contracts (+505,000 additional customers);

-

revenues in the Dominican Republic increased 3.1% on rapid growth of Internet browsing. Mobiles accounted for 3.214 million customers at 31 December 2012, an increase of 3.5% year on year, reflecting the strong growth in contracts (+13.8%).

18  In particular with the sale of Orange Switzerland on 29 February 2012 and the acquisition of the mobile operator CCT in the Democratic Republic of the Congo on 20 October 2011.

fourth quarter 2012

Revenues fell 1.9% on a comparable basis to 2.090 billion euros. Excluding the impact of regulatory measures (-46 million euros), the increase was 4.2%, generated both by the Africa and Middle East zone (+4.2%) and by Europe (+4.1%). In Africa and the Middle East, growth was mainly from Côte d'Ivoire (+11.3%), Egypt (+2.6%), Guinea (+34.6%) and Senegal (+3.0%). The growth in Europe reflected the turnaround in Belgium (+8.6%) due to the high level of mobile handset sales (particularly the iPhone5).

Restated EBITDA for the Rest of World segment was 2.800 billion euros in 2012, a decrease limited to -0.6% on a comparable basis. Excluding the impact of regulatory measures, it rose 1.0% on growth in the Africa and Middle East zone, partially offset by the downturn in the Europe zone. The EBITDA margin for the entire segment was 33.8% in 2012, with erosion limited to -0.7 percentage points through efforts to curtail the growth of commercial expenses and other external purchases.

CAPEX in the Rest of World segment (1.308 billion euros in 2012) fell 4.1% on a comparable basis following major investments made in 2011 for the LION2 (Indian Ocean) and ACE (Western Africa) underwater cables delivered in 2012. Work to replace mobile networks was completed in Slovakia and Romania and continues in Belgium, Egypt and Guinea. The initial investments in 4G mobile networks led to the commercial launch of very high-speed mobile in Moldavia, Romania and the Dominican Republic at the end of 2012.

Enterprise

In millions of euros	period ended 31 December
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis

Revenue	7 001	7 196	7 101	(2.7)%	(1.4)%
Adjusted EBITDA	1 177	1 291	1 283	(8.8)%	(8.3)%
Restated EBITDA / Revenues	16.8%	17.9%	18.1%
CAPEX	352	362	343	(2.6)%	2.7%
CAPEX / Revenues	5.0%	5.0%	4.8%
Restated EBITDA – CAPEX	825	929	940	(11.2)%	(12.2)%

Revenues in the Enterprise segment (7.001 billion euros in 2012) fell 2.7% on a comparable basis due to the downturn in legacy network products and services, mainly in France. Internationally, revenues rose 1.9% year on year (+3.1% excluding equipment sales).

Service operations (1.832 billion euros) rose 1.0% in relation to the previous year. Excluding equipment sales19, the increase was 2.7% with the development of services integration, the unified management of the customer relationship and communication services, and collaborative work.

Growing networks (402 million euros) reported an increase of 6.9%, reflecting the strong growth of Voice over IP (+11.8%) and satellite access (+7.8%). Image services fell 2.7%, due to the repositioning of videoconferencing offers in France, though they were on a positive trend internationally.

Mature networks (2.895 billion euros) rose 1.8%, led by the growth of IPVPN (+3.9%), both internationally with the rise in connection speeds and in France with the growth in the number of subscribers. Broadcasting reported a limited decline of 1.9%: the impact of the complete shutdown of analogue television in France at the end of 2011 was partially offset by the favourable impact of the London Olympics in the third quarter of 2012. Traditional nomad solutions (Business Everywhere) continued their downward trend due to the migration of uses to other more recent mobility offers.

Legacy networks (1.872 billion euros) reported a decline of 13.4%, versus -11.2% the previous year, due to traditional telephony services and legacy data services, in particular the shutdown of the X25 network in 2012.

fourth quarter 2012

Revenues (1.786 billion euros) declined 2.7% on a comparable basis in relation to the fourth quarter of 2011. The downward trend in legacy networks (-13.2%) and the decline in nomad solutions were partially offset by the growth of IPVPN (+5.4%), growing networks (+1.9%) and services (+0.8%).

Restated EBITDA for the Enterprise segment (1.177 billion euros in 2012) decreased 8.8% on a comparable basis. The EBITDA margin was 16.8%, a decrease of -1.1 percentage points compared with 2011. The downturn in revenues was partially offset by lower service fees and inter-operator costs.

CAPEX was 352 million euros in 2012, a reduction of 2.6% on a comparable basis, reflecting the adjustment of investments to changes in the business.

19  Large deliveries of equipment in North American had been recorded in the third quarter of 2011.

International Carriers and Shared Services

In millions of euros	period ended 31 December
	2012	2011	2011	12/11	12/11
		comparable basis	historical basis	comparable basis	historical basis

Revenue	1 623	1 585	1 610	2.4%	0.8%
Adjusted EBITDA	(133)	(6)	39	-	-
Restated EBITDA / Revenues	(8.2)%	(0.4)%	2.4%
CAPEX	415	358	367	15.5%	13.1%
CAPEX / Revenues	25.6%	22.6%	22.8%
Restated EBITDA – CAPEX	(547)	(365)	(328)	49.8%	67.0%

Revenues in the International Carriers and Shared Services segment were 1.623 billion euros in 2012, a 2.4% increase on a comparable basis linked to International Carrier services (1.382 billion euros), which rose 3.8% versus 2011.

Restated EBITDA was negative at -133 million euros in 2012, in contrast to -6 million euros in 2011 on a comparable basis, reflecting a deterioration of -126 million euros between the two years, principally due to the recognition in 2012 of a 122 million-euro expense related to the European Commission decision in December 2011 concerning the method of funding the retirement of civil servants assigned to France Telecom S.A.

CAPEX was 415 million euros in 2012, a 15.5% increase on a comparable basis in relation to the previous year, linked in particular to the development of innovative service platforms such as Orange Money. Investments in underwater cables decreased following the delivery of the major LION2 (Indian Ocean) and ACE (Western Africa) cables.

schedule of upcoming events

•     24 April 2013: first quarter 2013 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Jean-Bernard Orsoni

jeanbernard.orsoni@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Mylène Blin

mylène.blin@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Corentin Maigné

corentin.maigne@orange.com

Jérôme Blin

jerome.blin@orange.com

Constance Gest

constance.gest@orange.com

Didier Kohn

didier.kohn@orange.com

Florent Razafi

florent.razafi@orange.com

All press releases are available on the Group’s websites:

•    www.orange.com

•    www.orange.es

•    www.everythingeverywhere.com

•    www.tp-ir.pl

•    www.orange-business.com

disclaimer

This press release contains forward-looking statements about France Telecom-Orange. Although we believe they are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us. There can be no guarantee that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: fluctuations in general economic activity levels as well as the level of activity in each of the markets in which we operate; the effectiveness of our strategy and the level of Group investment necessary to pursue this strategy and to adapt out networks; our ability to face intense competition within our sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fiscal and regulatory constraints, in particular in setting wholesale rates; results of current litigation; risks and uncertainties specifically related to international operations; risks related to the impairment of assets; exchange rate fluctuations; and conditions for accessing the capital markets (in particular risks related to liquidity and credit ratings) and counterparty risks. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French Autorité des marchés financiers (AMF) on March 29, 2012 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 13, 2012. Except to the extent required by law (in particular pursuant to sections 223-1 et seq. of the General Regulations of the AMF) France Telecom-Orange does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated income statement

Amounts in millions of euros (except for per share data)	2012	2011	2010
Revenues	43 515	45 277	45 503
External purchases	(19 100)	(19 638)	(19 375)
Other operating income	900	658	573
Other operating expenses	(721)	(691)	(821)
Labour expenses	(10 363)	(8 815)	(9 214)
Operating taxes and levies	(1 857)	(1 772)	(1 711)
Gain (losses) on disposal	158	246	62
Restructuring costs and similar items	(37)	(136)	(680)
EBITDA	12 495	15 129	14 337
Depreciation and amortisation	(6 329)	(6 735)	(6 461)
Re-measurement resulting from business combinations	-	-	336
Reclassification of cumulative translation adjustment from liquidated entities	-	642	-
Impairment of goodwill	(1 732)	(611)	(509)
Impairment of fixed assets	(109)	(380)	(127)
Share of profits (losses) of associates	(262)	(97)	(14)
Operating Income	4 063	7 948	7 562
Cost of gross financial debt	(1 769)	(2 066)	(2 117)
Income and expense on net debt assets	101	125	120
Foreign exchange gains (losses)	(28)	(21)	56
Discounting expenses	(32)	(71)	(59)
Finance costs, net	(1 728)	(2 033)	(2 000)
Income tax	(1 231)	(2 087)	(1 755)
Consolidated net income after tax of continuing operations	1 104	3 828	3 807
Consolidated net income after tax of discontinued operations	-	-	1 070
Net income attributable to owners of the parent	1 104	3 828	4 877
Non-controlling interests	820	3 895	4 880
Net income attributable to owners of France telecom S.A.	284	(67)	(3)

Earnings per shares (in euros) attributable to owners of the parent
Net income of continuing operations
•	basic	0,31	1,47	1,44
•	diluted	0,31	1,46	1,43
Net income of discontinued operations
•	basic	-	-	0,40
•	diluted	-	-	0,39
Net income
•	basic	0,31	1,47	1,84
•	diluted	0,31	1,46	1,82

appendix 2: consolidated statement of financial position

(in millions of euros)	31 December 2012	31 December 2011	31 December 2010
ASSETS
Goodwill	25 773	27 340	29 033
Other Intangible assets	11 818	11 343	11 302
Property, plant and equipment	23 662	23 634	24 756
Interests in associates	7 431	7 944	8 176
Assets available for sale	139	89	119
Non-current loans and receivables	1 003	994	891
Non-current financial assets at fair value through profit or loss	159	114	96
Non-current hedging derivatives assets	204	428	328
Other non-current assets	70	94	21
Deferred tax assets	3 594	3 551	4 424
Total non-current assets	73 853	75 531	79 146
Inventories	586	631	708
Trade receivables	4 635	4 905	5 596
Current loans and other receivables	81	1 165	775
Current financial assets at fair value through profit or loss, excluding cash equivalents	141	948	758
Current hedging derivatives assets	3	66	72
Other current assets	670	1 066	1 047
Operating taxes and levies receivables	1 193	1 218	1 298
Current tax assets	109	124	124
Prepaid expenses	388	368	323
Cash equivalents	7 116	6 733	3 201
Cash	1 205	1 311	1 227
Total current assets	16 127	18 535	15 130
Assets held for sale	-	2 017	-
TOTAL ASSETS	89 980	96 083	94 276
EQUITY AND LIABILITIES
Share capital	10 596	10 596	10 595
Additional paid-in capital	16 790	16 790	16 777
Retained earnings	(3 080)	187	1 729
Equity attributable to the owners of the parent	24 306	27 573	29 101
Non controlling interest	2 078	2 019	2 448
Total equity	26 384	29 592	31 549
Non-current trade payables	337	380	466
Non-current financial liabilities at amortized cost, excluding trade payables	31 883	33 933	31 617
Non-current financial liabilities at fair value through profit or loss	482	259	2 175
Non-current hedging derivatives liabilities	542	277	250
Non-current employee benefits	2 989	1 711	1 844
Non-current provisions for dismantling	686	630	490
Non-current restructuring provisions	98	125	286
Other non-current liabilities	560	700	743
Deferred tax liabilities	1 102	1 264	1 265
Total non-current liabilities	38 679	39 279	39 136
Current trade payables	7 697	8 151	8 274
Current financial liabilities at amortized cost, excluding trade payables	7 331	5 440	4 525
Current financial liabilities at fair value through profit or loss	111	2 019	366
Current hedging derivatives liabilities	5	3	18
Current employee benefits	1 948	1 870	1 974
Current provisions for dismantling	23	19	17
Current restructuring provisions	55	277	364
Other current liabilities	1 280	2 012	1 735
Operating taxes and levies payables	1 475	1 434	1 377
Current tax payables	2 794	2 625	2 353
Deferred income	2 198	2 322	2 588
Total current liabilities	24 917	26 172	23 591
Liabilities related to assets held for sale	-	1 040	-
TOTAL EQUITY AND LIABILITIES	89 980	96 083	94 276

appendix 3: consolidated statement of cash flows

(in millions of euros)	31 December 2012	31 December 2011	31 December 2010
OPERATING ACTIVITIES
Consolidated net income	1 104	3 828	4 877
Adjustments to reconcile net income (loss) to funds generated from operations	13 933	12 546	12 023
Change in inventories, trade receivables and trade payables	87	598	212
Other changes in working capital requirements	(760)	(336)	(900)
Other net cash out	(4 348)	(3 757)	(3 624)
Net cash provided by operating activities	10 016	12 879	12 588
o/w discontinued operations – United Kingdom	-	-	87
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets	(6 844)	(6 598)	(5 888)
Cash paid for investment securities, net of cash acquired	(49)	(217)	(297)
Investments in affiliates, net of cash acquired	(45)	(392)	(768)
Purchases of equity securities measured at fair value	(24)	-	-
Proceeds from sales of investment securities, net of cash transferred	1 410	452	(19)
Decrease (increase) in securities and other financial assets	842	447	1 021
Net cash used in investing activities	(4 710)	(6 308)	(5 951)
o/w discontinued operations – United Kingdom	-	-	(107)
FINANCING ACTIVITIES
Insurance of bonds and other long-term debt	2 769	4 331	4 353
Redemptions and repayments of bonds and other long-term borrowings	(3 139)	(1 717)	(6 988)
Increase (decrease) of bank overdrafts and short-term borrowings	1 001	(570)	238
Decrease (increase) of deposits and other debt-linked financial assets	(178)	2	778
Exchange rates effects on derivatives, net	271	(238)	(149)
Purchase of treasury shares	(94)	(275)	11
Changes in ownership interests with no gain / loss of control	(1 489)	(8)	(46)
Capital increase (decrease) - owners of the parent company	-	1	1
Capital increase (decrease) - non-controlling interests	2	-	3
Dividends paid to non-controlling interests	(583)	(683)	(612)
Dividends paid to owners of the parent company	(3 632)	(3 703)	(3 706)
Net cash used in financing activities	(5 072)	(2 860)	(6 117)
o/w discontinued operations – United Kingdom	-	-	66

Net change in cash and cash equivalents	234	3 711	520

Cash and cash equivalents - opening balance	8 061	4 428	3 805
Cash and cash equivalents - closing balance	8 321	8 061	4 428

appendix 4: change in net financial debt from 2011 to 2012

(in millions of euros, on an historical basis)	2011	2012
restated EBITDA*- CAPEX	9 313	7 967
Licences and spectrum	(767)	(1 255)
Net interest expense cash out	(1 078)	(1 370)	(a)
Income taxes cash out	(1 021)	(1 145)	(b)
Change in WCR	234	(56)
Other operational items	(400)	(969)	(c)
Dividends paid to owners of parent company	(3 703)	(3 632)
Dividends paid to non-controlling assets	(683)	(583)
Purchase of own shares	(275)	(94)
Acquisitions and disposal	(16)	1 518	(d)
Other financial items	(654)	(36)
Variation in net debt	950	345
Net debt	(30 890)	(30 545)
Adjusted net debt / EBITDA	2,09x	2,17x	(e)

(a)  The increase in net financial expenses paid is explained by prudent liquidity management.

(b)  The increase in corporate income tax paid (-105 million euros) is related to the new tax law in Spain, and the impact of the new tax schedule in Belgium.

(c)  Includes the payment (-485 million euros) related to the dispute between DPTG and TP S.A. in Poland made on 13 January 2012.

(d)  Includes the income from the disposal (net of cash transferred) of Orange Switzerland in the amount of 1.386 billion euros, the net impact of the acquisition of ECMS shares, and the change in the shareholders’ agreement relating to ECMS in the amount of 228 million euros.

(e)  The ratio of restated net financial debt to EBITDA is calculated as a ratio of net financial debt, including 50% of the net financial debt of the Everything Everywhere joint venture in the United Kingdom, to restated EBITDA calculated for the 12 previous months and including 50% of the EBITDA of the Everything Everywhere joint venture. In 2011, it included the payment for the acquisition of the 4G license (800 MHz) in France (made on 13 January 2012 in the amount of 891 million euros) and the payment pertaining to the dispute between DPTG and TP S.A. in Poland (made on 19 January 2012 in the amount of 550 million euros).

* see appendix 5

appendix 5: analysis of consolidated EBITDA

In millions of euros	2012	2011 comparable basis	change comparable basis
Full year data
Revenues	43 515	44 703	(2,7)%
External purchases	(19 100)	(19 329)	(1,2)%
in % of revenues	43,9%	43,2%	0,7pt
of which:
Purchases from and fees paid to carriers	(5 496)	(5 826)	(5,7)%
in % of revenues	12,6%	13,0%	(0,4)pt
Other network expenses and IT costs	(2 922)	(2 764)	5,7%
in % of revenues	6,7%	6,2%	0,5pt
Overheads, property, other external expenses and capitalized production	(3 956)	(3 832)	3,2%
in % of revenues	9,1%	8,6%	0,5pt
Commercial expenses and content purchases	(6 726)	(6 907)	(2,6)%
in % of revenues	15,5%	15,5%	0,0pt
Labour expenses*	(9 070)	(8 761)	3,5%
in % of revenues	20,8%	19,6%	1,2pt
Operating taxes and levies*	(1 761)	(1 775)	(0,8)%
Other operating income and expenses*	171	102	68,2%
Gains (losses) on disposals of assets*	66	50	-
Restructuring expenses	(37)	(111)	-
Restated EBITDA*	13 785	14 879	(7,4)%
in % of revenues	31,7%	33,3%	(1,6)pt

* EBITDA restatements relate to the following exceptional events:

A total negative amount of 1.289 billion euros in 2012 for:

-  an expense of 1.293 billion euros related to labour expenses, including 1.287 billion euros for “Part-Time for Seniors” plans in France following agreements on the employment of Seniors signed in November 2009 and in December 2012;

-  an expense of 116 million euros (including recording rights) corresponding to the compensation of 110 million euros paid to Orascom Telecom Media and Technology Holding S.A.E. (OTMT) for the transfer of the services contract between OTMT and ECMS to France Telecom-Orange;

-  an expense of 90 million euros in respect of a dispute relating to the business tax in France for the 1999 to 2002 period;

-  income of 92 million euros from the disposal of Orange Switzerland;

-  net income of 117 million euros from various disputes.

A total negative amount of 150 million euros in 2011 for:

-  a net expense of 123 million euros for various disputes;

-  an additional provision of 19 million euros in respect of the restructuring of the Orange Sport and Orange Cinema Series businesses in France.

-  an expense of 8 million euros in respect of the Part-Time for Seniors plans in France and other items related to labour expenses.

Restated EBITDA for 2011 on an historical basis (15.083 billion euros) was further reduced by the income of 197 million euros from the disposal by TP S.A. of its subsidiary TP Emitel.

In millions of euros	2012	2011 historical basis	change comparable basis
4th quarter
Revenues	10 917	11 278	(3,2)%
External purchases	(5 032)	(5 126)	(1,8)%
in % of revenues	46,1%	45,4%	0,6pt
of which:
Purchases from and fees paid to carriers	(1 309)	(1 435)	(8,8)%
in % of revenues	12,0%	12,7%	(0,7)pt
Other network expenses and IT costs	(771)	(713)	8,1%
in % of revenues	7,1%	6,3%	0,7pt
Overheads, property, other external expenses and capitalized production	(1 030)	(996)	3,4%
in % of revenues	9,4%	8,8%	0,6pt
Commercial expenses and content purchases	(1 922)	(1 981)	(3,0)%
in % of revenues	17,6%	17,6%	0,0pt
Labour expenses*	(2 286)	(2 202)	3,8%
in % of revenues	20,9%	19,5%	1,4pt
Operating taxes and levies*	(460)	(443)	3,7%
Other operating income and expenses*	(17)	(38)	(55,1)%
Gains (losses) on disposals of assets*	32	35	-
Restructuring expenses	(18)	(66)	-
Restated EBITDA*	3 135	3 438	(8,8)%
in % of revenues	28,7%	30,5%	(1,8)pt

* EBITDA restatements relate to the following exceptional events:

A total negative amount of 1.078 billion euros in the fourth quarter of 2012 for:

-  an expense of 1.064 billion euros related to labour expenses, including 1.098 billion euros for the Part-Time for Seniors plans in France following agreements on the employment of Seniors signed in November 2009 and in December 2012;

-  a net expense of 14 million euros for various disputes.

A total positive amount of 20 million euros in the fourth quarter of 2011 for:

-  a write-back of 48 million euros of the provision related to the Part-Time for Seniors plan in France and other items related to labour expenses;

-  a net expense of 8 million euros for various disputes;

-  an additional provision of 19 million euros in respect of the restructuring of the Orange Sport and Orange Cinema Series businesses in France.

appendix 6: revenues by operating segment

In millions of euros	2012	2011 comparable basis	2011 historical basis	change comparable basis	change historical basis
Full year data
France	21 431	22 560	22 534	(5,0)%	(4,9)%
Personal	10 686	10 921	10 921	(2,2)%	(2,2)%
Home	12 375	12 886	12 860	(4,0)%	(3,8)%
Consumer Services	7 487	7 868	7 863	(4,8)%	(4,8)%
Carrier Services	4 440	4 451	4 453	(0,3)%	(0,3)%
Other Home Communication Revenues	448	567	544	(20,9)%	(17,6)%
Eliminations	(1 630)	(1 247)	(1 247)	-	-
Spain	4 027	3 989	3 993	0,9%	0,9%
Personal	3 262	3 286	3 286	(0,7)%	(0,7)%
Home	765	703	707	8,8%	8,2%
Poland	3 381	3 526	3 625	(4,1)%	(6,7)%
Personal	1 787	1 842	1 871	(3,0)%	(4,5)%
Home	1 873	1 934	2 013	(3,2)%	(7,0)%
Eliminations	(279)	(250)	(259)	-	-
Rest of World	8 281	8 164	8 795	1,4%	(5,8)%
of which Egypt	1 325	1 306	1 233	1,5%	7,5%
Entreprises	7 001	7 196	7 101	(2,7)%	(1,4)%
Legacy networks	1 872	2 163	2 182	(13,4)%	(14,2)%
Mature networks	2 895	2 842	2 782	1,8%	4,0%
Growing networks	402	377	366	6,9%	10,1%
Services	1 832	1 814	1 771	1,0%	3,5%
International Carriers and Shared Services	1 623	1 585	1 610	2,4%	0,8%
International Carriers	1 382	1 331	1 361	3,8%	1,5%
Shared Services	241	254	249	(5,2)%	(3,3)%
Inter-segment eliminations	(2 229)	(2 317)	(2 381)	-	-
Group total	43 515	44 703	45 277	(2,7)%	(3,9)%
4th quarter
France	5 325	5 645	5 661	(5,7)%	(5,9)%
Personal	2 667	2 781	2 781	(4,1)%	(4,1)%
Home	3 113	3 205	3 220	(2,9)%	(3,3)%
Consumer Services	1 866	1 944	1 942	(4,0)%	(3,9)%
Carrier Services	1 136	1 123	1 123	1,2%	1,2%
Other Home Revenues	111	139	155	(20,0)%	(28,4)%
Eliminations	(455)	(340)	(340)	-	-
Spain	1 011	1 010	1 010	0,1%	0,1%
Personal	808	822	822	(1,7)%	(1,7)%
Home	203	188	188	8,0%	7,7%
Poland	847	904	824	(6,3)%	2,9%
Personal	441	471	428	(6,2)%	3,1%
Home	484	498	454	(2,8)%	6,5%
Eliminations	(78)	(64)	(59)	-	-
Rest of World	2 090	2 052	2 292	1,9%	(8,8)%
of which Egypt	328	319	314	2,6%	4,4%
Enterprise	1 786	1 836	1 818	(2,7)%	(1,8)%
Legacy networks	450	518	523	(13,2)%	(13,9)%
Mature networks	731	718	706	1,8%	3,5%
Growing networks	109	107	103	1,9%	5,1%
Services	497	493	486	0,8%	2,2%
International Carriers and Shared Services	415	414	423	0,1%	(2,1)%
International Carriers	346	350	360	(1,3)%	(3,9)%
Shared Services	69	64	64	7,8%	8,1%
Inter-segments eliminations	(558)	(583)	(600)	-	-
Group total	10 917	11 278	11 428	(3,2)%	(4,5)%

appendix 7: key performance indicators of France Telecom-Orange

	31 December 2012	31 December 2011
France Telecom-Orange Group
Total number of customers* (millions)	230,657	225,506

Personal customers* (millions)	172,404	166,569
- of which contract customers (millions)	56,992	54,194
Home broadband customers (millions)	14,910	14,425
- of which IPTV and satellite TV customers (millions)	5,908	5,138
France
Personal
Number of customers* (millions)	27,190	27,090
- of which contract customers (millions)	19,704	19,453
Total ARPU (euros)	336	375
Number of MVNO customers (millions)	2,288	3,351
Home
Consumer Market
Number of fixed line subscribers (millions)	17,623	18,548
- of which naked ADSL** customers (millions)	5,588	4,744
ARPU of fixed line subscribers (euros)	34,6	34,6
Number of broadband customers at end of period (millions)	9,893	9,598
ADSL market share at end of period ( %)	41,3 ***	42,2
Number of IPTV and satellite TV customers (millions)	5,067	4,374
Carrier market
Total number of fixed lines in the Carriers market (millions)	12,577	11,428
- of which total unbundling (millions)	10,004	8,886
- of which wholesale naked ADSL rental** (millions)	1,076	1,115
- of which wholesale line rentals (millions)	1,498	1,427
Spain
Personal
Number of customers* (millions)	11,839	11,662
- of which contract customers (millions)	8,100	7,616
Total ARPU (euros)	259	271
Home
Number of ADSL broadband customers (millions)	1,396	1,265
Number of Voice over IP customers (thousands)	945	777
* Excluding customers of MVNOs ** See glossary *** Company estimate.

	31 December 2012	31 December 2011
Poland
Personal
Number of customers* (millions)	14,895	14,658
- of which contract customers (millions)	6,911	6,977
Total ARPU (PLN)	467	491
Home
Total number of fixed telephone lines (millions)	6,425	7,280
Number of ADSL broadband customers (millions)	2,345	2,346
Number of IPTV and satellite TV customers (thousands)	706	636
Rest of World
Personal
Total number of customers* (millions)	105,406	99,741
- of which contract customers (millions)	15,479	13,727
Number PCS customers by region (millions) :
Europe	20,583	22,028
Africa and Middle East	81,582	74,557
Other operations	3,242	3,156
Home
Total number of telephone lines (thousands)	2 055	2 149
- of which Europe (thousands)	682	683
- of which Africa and Middle East (thousands)	1 370	1 460
- of which Other operations (thousands)	4	6
Number of broadband customers at end of period (thousands)	929	858
- of which Europe (thousands)	175	166
- of which Africa and Middle East (thousands)	753	690
- of which Other operations (thousands)	25	23
Enterprise
France
Number of legacy telephone lines (thousands)	3 681	4 032
Number of permanent accesses to IP networks (thousands)	349	344
- of which IP-VPN (thousands)	281	277
Number of XoIP connections (thousands)	67	59
World
Number of IP-VPN accesses \ world (thousands)	326	317
Everything Everywhere (United Kingdom) **
Personal
Number of customers* (millions)	26,148	26,834
- of which contract customers (millions)	13,594	12,842
Total ARPU (£/month, based on quarterly revenues)	18,6	18,9
Home
Number of broadband customers (thousands)	693	713
* Excluding customers of MVNOs ** The Everything Everywhere customer bases are 50% consolidated in the France Telecom - Orange customer bases.

appendix 8: glossary

ARPU - Fixed Services for Consumers: average annual revenues per line for fixed services and internet for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of fixed service lines for consumers over the same period. The weighted average number of fixed service lines for consumers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines at the start and end of the month. The ARPU of fixed services for consumers is expressed as monthly revenues per line.

ARPU - Personal: average annual revenues per user (ARPU) are calculated by dividing the “revenues from mobile services” (see below) generated over the past twelve months, excluding national roaming, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

average number of employees (full-time equivalents): average number of active employees over the period, pro-rata to their working time, including permanent contracts and fixed-term contracts. The calculation method for full-time equivalent employees who benefit from the "Part-Time for Seniors" plan was revised on 30 September 2012.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): average revenues per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. ARPU is expressed as monthly revenues per access.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

commercial expenses and content purchases: external purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, rebranding expenses and content purchases.

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. This indicator corresponds to operating income before depreciation and amortization, before revaluation related to acquisitions of controlling interests, before the reversal of cumulative translation adjustment from liquidated entities, before impairment of goodwill and asset impairment, and before income from associates. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: enables laptop computers to be connected to the Internet anywhere using a USB dongle.

mobile number portability: allows mobile customers to keep their mobile numbers when they change operators. The donor operator deactivates the mobile number in its information system; the recipient operator actives the same mobile number in its own information system and the receiving operator acknowledges the transfer and updates its own information system.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

operating cash flow: corresponds to restated EBITDA minus CAPEX which is one of the Group’s management indicators used to monitor its operational performance and those of its operating sectors.

revenues from data services (Personal): these are “revenues from mobile services” (see below), excluding revenues generated by voice services. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (GPRS and 3G) and the cost invoiced to the customer for purchases of content.

revenues from mobile services: these are revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO).

roaming: use of a mobile telephone service on the network of an operator other than that of the subscriber.

wholesale line rental – WLR: by supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 20, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations